

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Benjamin Slager
Chief Executive Officer
Alliance BioEnergy Plus, Inc.
3710 Buckeye Street, Suite 120
Palm Beach Gardens, FL 33410

>   **Re: Alliance BioEnergy Plus, Inc.**
>   **Form 10-K for the Year Ended December 31, 2020**
>   **Filed April 6, 2021**
>   **File No. 000-54942**

Dear Mr. Slager:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Item 9A. Controls and Procedures, page 19

1.   We note that you have provided the internal control over financial reporting disclosures pursuant to Item 308 of Regulation S-K, but you did not provide an evaluation of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. Please amend your filing to include the disclosures required by Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 or Jeanne Baker, Senior Accountant, at (202) 551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences